EXHIBIT 99.1

 Supplementary Trust Data

1. The total amount of cash distributed to Certificateholders in 2002 per $1,000 of Certificates	$240.70
2. The total amount of the distribution set forth in paragraph l which represents principal payments on the Certificates	$209.93
3. The aggregate principal outstanding balance which was 30 or more days delinquent as of the end of the December 2002 Monthly Period	$429,401,507.29
4. The total amount of the Monthly Servicing Fee paid to the Servicer by the Trust in 2002	$186,403,680.03